Exhibit (a)(1)(f)

FORM OF
PROMISE TO GRANT STOCK OPTION

TO

In exchange for your agreement to cancel one or more of your outstanding stock options to purchase shares of Lattice Semiconductor Corporation (Lattice) common stock that you received from Lattice with exercise prices equal to or greater than $12.00 per share along with all stock options that were granted to you on or after August 13, 2002, regardless of the exercise price, Lattice hereby promises to grant you a nonstatutory stock option to purchase ______ shares of Lattice’s common stock granted under the 1996 Stock Incentive Plan (the New Option).  Lattice will grant the New Option on _________, 2003 (the New Option Grant Date), which is the first business day that is at least six months and one day after the date your options were cancelled.

The exercise price of each New Option will be the closing price of Lattice common stock on the Nasdaq National Market on the New Option Grant Date.  However, if you are a resident of Italy, the exercise price per share of the New Option will be as set forth in the Offer.

Each New Option will have a new two year vesting schedule that will begin on the New Option Grant Date.  Pursuant to the new vesting schedule, 12.5% of the shares subject to the New Option will vest and become exercisable on the date three months from the New Option Grant Date and 12.5% of the shares subject to the New Option will vest and become exercisable every three months thereafter, subject to your continued employment with Lattice (or one of its subsidiaries or successors) through each relevant vesting date.

Each New Option will be subject to the standard terms and conditions of the stock option plan under which it is granted and the appropriate form of stock option agreement thereunder.

Before the grant of the New Option on the New Option Grant Date, it is possible that Lattice may merge or consolidate with or be acquired by another entity.  This promise to grant stock option (this Promise) is evidence of a binding commitment that Lattice’s successors must honor, if permissible under local laws.  In the event of any such transaction, the successor entity would be obligated to grant you a stock option on the New Option Grant Date.  However, the type of stock and the number of shares covered by each New Option would be determined in the same way as the consideration received by outstanding option holders is determined at the time of the acquisition.  Such New Option would generally have an exercise price equal to the fair market value of the acquiror’s stock on the grant date of the New Option.  Please note that if you are located outside of the U.S., the terms of the New Option may vary to comply with local law.

To receive your New Option, you must continue to be employed by Lattice (or one of its subsidiaries or successors) as of the New Option Grant Date.  This Promise does not constitute a guarantee of employment with Lattice or any of its subsidiaries for any period.  Unless expressly provided otherwise by the applicable laws of a non-U.S. jurisdiction, your employment with Lattice or its subsidiaries will remain “at will” and can be terminated by you or Lattice at any time, with or without cause or notice.  If your employment with Lattice or one of its subsidiaries or successors terminates before the New Option Grant Date, for any reason, you will lose all rights under this Promise to receive a New Option.

This Promise is subject to the terms and conditions of the offer as set forth in: (1) the Offer to Exchange Certain Outstanding Options for New Options (referred to as the offer to exchange); (2) the memorandum from Cyrus Y. Tsui, dated February 13, 2003; (3) the list of Frequently Asked Questions; (4) the Election Form; and (5) the Withdrawal Form (collectively, the Exchange Offer Documents), all of which are incorporated herein by reference.  This Promise and the Exchange Offer Documents reflect the entire agreement between you and Lattice with respect to this transaction.  This Promise may be amended only by means of a writing signed by you and an authorized officer of Lattice.

LATTICE SEMICONDUCTOR CORPORATION

By:

Date: